January 11, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES CLOSING OF BOUGHT DEAL FINANCING

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) – PrimeWest Energy Trust (PrimeWest or the Trust) today announces the closing of the previously announced trust unit and convertible unsecured subordinated debenture offerings ..

On closing, PrimeWest sold 6,420,000 trust units at $23.35 per trust unit , resulting in gross proceeds of $149.9 million and a total of $200 million aggregate principal amount of five-year convertible unsecured subordinated debentures.  The debentures bear a coupon rate of 6.50% per annum, payable semi-annually, and are convertible at $26.25 per trust unit.  The total net proceeds from the offering of trust units and convertible debentures were approximately $334 million and will be used to repay a portion of the $427.9 million of indebtedness outstanding on October 31, 2006 under PrimeWest’s credit facilities ..  The offerings were co-led by Scotia Capital Inc. and CIBC World Markets Inc. and included BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp., Dundee Securities Corporation and GMP Securities L.P ..

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Previously issued five-year convertible debentures trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.  The new series of five-year convertible debentures will now trade on the TSX under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825